Exhibit 99.1

ICON Announces Publication of EGM Circular in Respect of Proposed Conversion to Direct Listing of its Shares on NASDAQ

DUBLIN--(BUSINESS WIRE)--November 16, 2012--ICON plc, (NASDAQ: ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the publication and filing of a circular to shareholders convening an extraordinary general meeting to be held at 3.00 p.m. on December 17, 2012 at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland at which resolutions in connection with the proposed replacement of ICON’s NASDAQ listing for ADSs with a direct NASDAQ listing for ICON Shares will be considered and voted on.

The expected timetable in respect of the proposals is as follows:

Latest time and date for receipt of Forms of Proxy for Ordinary Shareholders for Extraordinary General Meeting	13 December 2012 (6 p.m. GMT)
Extraordinary General Meeting	17 December 2012 (3 p.m. GMT)
Expected last day of dealings in Shares on Irish Stock Exchange	29 January 2013
Expected date of Irish Stock Exchange Delisting with effect from 6.30 a.m. (GMT)	30 January 2013
Expected date of commencement of direct trading of Shares on NASDAQ	4 February 2013

A copy of the Circular is available in the investor relations section of ICON’s website at http://investor.iconplc.com/proxy.cfm.

A copy of the Circular is also being submitted to the Irish Stock Exchange, and will shortly be available for inspection at:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

Defined terms used in this announcement have the same meaning as in the Circular unless otherwise stated.

The information contained in this release is as of November 16th 2012. ICON assumes no obligation to update forward-looking statements contained in this release. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report and Form 20-F for the fiscal year ended December 31, 2011 and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at http://www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

CONTACT:
Contact:
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Sam Farthing
VP Investor Relations
+ 353 –1-291-2000
All at ICON.